

June 19, 2013

Via E-mail
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's Inc
151 West 34th Street
New York, NY 10001

     Re: **Macy's Inc**
            Form 10-K for the Fiscal Year Ended February 2, 2013
            Filed April 3, 2013
            File No. 001-13536

Dear Mr. Broderick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 9

1. We note you closed certain stores during 2012, 2011 and 2010. In that regard, explain to us why you did not report discontinued operations in the financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Important Information Regarding Non-GAAP Financial Measures, page 16

2. Refer to Non-GAAP measures "Operating income, excluding certain items, as a percent to net sales" and "ROIC (adjusted operating income as a percent to average invested capital)". We note that you consider "Operating income as a percent to net sales" and "Operating income as a percent to property and equipment, net" as the most directly comparable GAAP financial measures in your Non-GAAP to GAAP measure

reconciliations. In this regard, explain to us and disclose why they are the most directly comparable GAAP financial measures.

3. Refer to the presentations of Non-GAAP measures "Operating income, excluding certain items, as a percent to net sales" and "Diluted earnings per share, excluding certain items". Please revise to provide a statement disclosing the reasons why you believe that the measures provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

4. Refer to the definition of ROIC (adjusted operating income as a percent to average invested capital), a ratio, and its reconciliation to "Operating income as a percent to property and equipment, net" on page 18. In your definition and reconciliation, we note you included adjustments such as "a capitalized value of non-capitalized leases equal to period annual reported net rent expense multiplied by a factor of eight" and "a four point (i.e. end of each quarter within the period presented) average of other selected assets and liabilities" within the denominator when computing the ratio. Since these adjustments are not currently included in your annual GAAP financial statements, we are unclear about the basis of making these adjustments and the appropriateness of your characterizing ROIC as a Non-GAAP measure under Item 10(e)(2)(i) and (ii) of Regulation S-K. Please explain or remove the presentation in future filings.

Critical Accounting Policies, page 26

5. We note you considered annual goodwill impairment assessment and testing as one of the critical accounting policies within the FY 2011 Form 10-K. In light of the significance of your goodwill balance, we are unclear why you no longer consider annual goodwill impairment assessment and testing as a critical accounting policy in FY 2012. Please explain.

Financial Statements and Notes

12. Shareholders' Equity, page F-39

6. We note you retired 42.7 million and 7.7 million shares of common stock during 2012 and 2011, respectively, and that it appears you charged the entire excess amounts over par value to additional paid-in capital. Please tell us and disclose your accounting policy for the common stock retirements and advise us how you considered the guidance within ASC 505-30-30-8 in formulating your policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

[cc: Jill Barlow, General Counsel's Office]